FILE NO. 70-9697



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 7
                                       TO
                                    FORM U-1
                       APPLICATION/DECLARATION UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                             AND RELATED TRANSACTIONS

                     The Connecticut Light and Power Company
                                107 Selden Street
                                Berlin, CT 06037

                     Western Massachusetts Electric Company
                              174 Brush Hill Avenue
                            West Springfield, MA 01090

                     Public Service Company of New Hampshire
                                  1000 Elm Street
                                Manchester, NH 03101
        (Names of companies filing this statement and addresses of principal executive offices)

                                NORTHEAST UTILITIES
                     (Name of top registered holding company)

                                  Cheryl W. Grise
                Senior Vice President, Secretary and General Counsel
                         Northeast Utilities Service Company
                                107 Selden Street
                                Berlin, CT 06037
                       (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                   Randy A. Shoop
Assistant General Counsel                 Assistant Treasurer - Finance
Northeast Utilities Service Company       Northeast Utilities Service Company
P.O. Box 270                              P.O. Box 270
Hartford, CT 06141-0270                   Hartford, CT 06141-0270

                          Richard J. Wasserman, Esq.
                           Day, Berry & Howard LLP
                                CityPlace I
                           Hartford, CT 06103-3499





The Application-Declaration in this File No. 70-9697 as heretofore amended is hereby further amended to add the following.

I. Paragraph 17 of the Application-Declaration as amended, is amended by adding as a final sentence thereto, the following. "The common equity-to-total capitalization ratios of CL&P, WMECO and PSNH at September 30, 2000 are approximately 31.8%, 31.9% and 63.4%, respectively. (Total capitalization includes short-term, maturing long-term and capital lease obligations (other than PSNH unit contract with NAEC))."

II. Paragraph 38 of the Application-Declaration as amended, is amended by adding as a final sentence thereto, the following. "NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000 and September 30, 2000, respectively."



                                    SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY

                                         By:  /s/ Randy A. Shoop
                                              ---------------------------------
                                                  Randy A. Shoop
                                                  Treasurer


WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                                         By:  /s/ Randy A. Shoop
                                              ---------------------------------
                                                  Randy A. Shoop
                                                  Assistant Treasurer - Finance

Date:  December 26, 2000